UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-K
ANNUAL REPORT
ANNUAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2018
BRIX REIT, INC.
(Exact name of registrant as specified in its charter)
Commission File Number: 024-10767

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626
(Full mailing address of principal executive offices)
(855) 742-4862
(Issuer’s telephone number, including area code)
Common Stock
(Title of each class of securities issued pursuant to Regulation A)

ANNUAL REPORT ON FORM 1-K
For the Year Ended December 31, 2018

PART II.
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words such as “outlook,” “anticipate,” “believe,” “seek,” “estimate,” “expect,” “intend,” “continue,” “can,” “may,” “plan,” “potential,” “project,” “should,” “could,” “will,” “would” and similar expressions or statements and the negatives of those expressions or statements are intended to identify forward-looking statements. Such statements include, but are not limited to, any statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause our actual results to differ materially from those projected or anticipated, or performance or achievements that we express or imply in this Annual Report. Therefore, such statements are not intended to be a guarantee of our performance in future periods.
The forward-looking statements in this Annual Report represent our management’s current expectations and assumptions based on information available as of the date of this report. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These statements involve numerous known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Readers should carefully review these risks, as well as the additional risks described in other documents we file from time-to-time with the U.S. Securities and Exchange Commission. In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information, which speak only as of the date of this report.
Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•
Our ability to effectively deploy the proceeds raised in our offering of shares of our common stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”);

•
We have limited prior operating history and established financing sources, and the prior performance of real estate investment programs sponsored by affiliates of our sponsor, BrixInvest, LLC, may not be an indication of our future results;

•
Risks of security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems, could adversely affect our business and results of operations;

•	Risks and uncertainties related to the start-up and “blind pool” nature of our business;

•	Risks and uncertainties related to the national and local economies and the real estate industry in general and in our specific markets;

•	Volatility in the capital markets;

•	Rising interest and insurance rates;

•	Competition from other properties and our inability to obtain new tenants on favorable terms, or at all, upon the expiration of existing leases;

•	Availability and terms of capital and financing, both to fund our operations and to refinance our indebtedness as it matures;

•	Legislative or regulatory changes, including changes to laws governing tenant businesses, construction and real estate investment trusts;

•	Changes in student housing or other policies adopted by the colleges and universities or changes in the residential, multi-family housing, QSR, FC, and GC-Stores property markets;

•	Our possible failure to qualify as a real estate investment trust ("REIT") and the risk of changes in laws affecting real estate investment trusts;

•	Our dependence upon key personnel whose continued service is not guaranteed;

•	Our ability to identify, hire and retain highly qualified executives in the future;

•	Availability of appropriate property acquisition targets;

•	The financial condition and liquidity of, or disputes with, any joint venture partners;

•	Changes in U.S. generally accepted accounting principles ("GAAP");

•	Changes in our credit ratings;

•	Potential liability for uninsured losses and environmental liabilities;

•	Potential need to fund improvements or other capital expenditures out of operating cash flow;

•	We may not be able to attain or maintain profitability; and

•	We may not generate cash flows sufficient to pay our distributions to stockholders or meet our debt service obligations.

ITEM 1. BUSINESS
The Company
BRIX REIT, Inc. was incorporated on October 30, 2017 under the laws of the State of Maryland. We were incorporated under the name RW Holdings Student Housing REIT, Inc., but we changed our name to Brix Student Housing REIT, Inc. on March 16, 2018 and again on December 13, 2018 to our present name, BRIX REIT, Inc. We intend to qualify as a real estate investment trust for federal income tax purposes beginning with the taxable year ending December 31, 2018 and intend to continue to operate in such a manner.
We are a non-exchange traded public company focused on providing stockholders with dependable monthly distributions. We believe we are qualified to operate as a real estate investment trust, (“REIT”), which requires us to annually distribute at least 90% of our taxable income (excluding net capital gains) in the form of dividend distributions to our stockholders. Our monthly distributions are supported by the cash flows from operations and, to some extent, the waiver or deferral of asset management fees or other fees by our advisor and sponsor. We will not use the proceeds from sales of our common stock or borrowed money to pay distributions.
On November 11, 2017, we filed an offering circular on Form 1-A with the Securities and Exchange Commission (the “SEC”) pursuant to Regulation A under the Securities Act, also known as “Reg A+,” to register a public offering of a maximum of $50,000,000 of shares of our common stock for sale to the public (the “Offering”). We obtained our notice of qualification from the SEC for this Offering Circular on April 16, 2018 and commenced selling our shares of common stock on April 23, 2018. We do not retain a broker-dealer to offer our shares. Rather, we offer our shares directly to the public.
We expect to use a substantial amount of the net proceeds from the Offering to primarily invest, directly or indirectly through investments in non-affiliated entities, in properties and investments that meet our acquisition criteria that include quality student housing properties, more traditional residential, multi-family properties, single-tenant income-producing retail and commercial properties such as quick service restaurants, convenience stores, grocery stores, fitness centers, and other investments near colleges and universities or in other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.
In addition to student housing and other residential properties, our investment targets will include the following retail and commercial properties:

•
quick service restaurants, along with other casual dining concepts (“QSR”) such as Starbucks, McDonalds, Burger King, El Pollo Loco, Chick-fil-A, Mod Pizza, Kentucky Fried Chicken, Chili’s, Applebee’s, Buffalo Wild Wings, Panera Bread, Olive Garden and BJ’s Restaurant;

•
grocery and convenience stores (“GC-Stores”) such as grocers: Albertsons; Kroger; SuperValu; Meijer; Natural Grocers; Schnucks; Winn-Dixie; Whole Foods; Sprouts Framers Market; and Aldi and convenience stores, which may or may not include a gas station component: 7-Eleven; Circle K; Speedway; Casey’s; Murphy USA; AmPm; Kwik Shop; Pilot; ExtraMile; Wawa; QuikTrip; Cumberland Farms; Sheetz; and RaceTrac;

•	fitness centers (“FC”) such as LA Fitness, 24 Hour Fitness, Planet Fitness and Crossfit; and

•	youth-oriented fixed income and equity securities investments.
Our goal is to generate a relatively predictable and stable current stream of income for investors and the potential for long-term capital appreciation in the value of our properties. We may make our investments through the acquisition of individual assets, through joint venture or joint property ownership with related or third-party property owners, or through acquisitions of equity interests in other REITs or real estate companies
Our business is externally managed by our advisor, Brix Student Housing Operator, LLC, which is wholly-owned by our sponsor, BrixInvest, LLC. Our advisor manages our portfolio of core real estate properties and real estate related assets and will also provide asset-management and other administrative services on our behalf. Our advisor is paid certain fees as set forth in "Note 5. Related Party Transactions” to our financial statements.
We employ investor relations personnel on payroll, but the expense is completely reimbursed to us by our sponsor as part of the organizational and offering services they provide to us. Our sponsor manages our organization and the Offering and provides marketing, administrative services and the funds for investor relations. Our sponsor is entitled to reimbursement of such expenses, but reimbursement shall not exceed an amount equal to 3% of gross offering proceeds. Certain of our directors and executive officers are also directors, managers and executive officers of our sponsor, our advisor and their affiliates.

Our investment objectives and policies may be amended or changed at any time by our board of directors. Although we have no plans at this time to change any of our investment objectives, our board of directors may change any and all such investment objectives, if it believes such changes are in the best interests of our stockholders. We intend to notify our stockholders of any change to our investment policies by disclosing such changes in a public filing such as an offering circular supplement, or through other filings with the SEC, as appropriate.
Investments in Unconsolidated Entities
As of December 31, 2018, we have invested in the following entities:
ACA Stadium View Student Housing DST
On April 23, 2018, we acquired our initial student housing real estate investment through the acquisition of 5,929.9 non-voting, Class A Beneficial Interests (the “Interests”) in ACA Stadium View Student Housing DST, a Delaware statutory trust (“ACA Stadium View”) formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company (“Stadium View Depositor”). The purchase price for the Interests was $5,929,919 and we purchased the Interests for a 7.25% discount, resulting in our investment of $5,500,000 which constitutes an approximate 31.56% interest in ACA Stadium View. ACA Stadium View owns a student housing development, known as “Stadium View Suites,” which is located at 1206, 1210, 1214, 1218, and 1222 South Fourth Street, Ames, Iowa, 50010 (the “Stadium View Property”). The implied value of the Stadium View Property in the Trust is $43,519,936 after excluding operating reserves of $490,064 and including an existing mortgage loan in the amount of $25,220,000 (the “Loan”). Our interest in the Stadium View Property is equivalent to $13,734,417. The Loan is approximately 58% of the Stadium View Property’s implied value. The Loan has a remaining term of approximately nine years, bears interest at the fixed rate of 3.95% per annum, with interest only payments for the remaining term and a principal balance balloon payment due at maturity.
The Stadium View Property is rented to students who attend Big 12 Conference member Iowa State University and consists of five (5) 4-story apartment buildings and a maintenance facility building. The Property has 197 2-, 3-, and 4-bedroom units with 518 individual tenant beds that were approximately 92% leased as of December 31, 2018. Stadium View Property amenities include a clubhouse, fitness room, study and business lounge, game room, coffee bar, tanning bed, fire pit and barbeque grills. ACA Stadium View fully furnished the entire complex to compete with other properties in the market. In connection with the acquisition of the Interest, we incurred an acquisition fee of $412,033 payable to our advisor, in accordance with the terms of our advisory agreement. The acquisition of the Interests was approved by our board of directors. In addition, Arrimus Capital Advisors, LLC, a Delaware limited liability company (“Arrimus”), the sole member of Depositor, and Mr. Ray Wirta, the chairman of our board of directors, have a business relationship through which Mr. Wirta receives financial consideration. Mr. Wirta is also the father of one of Arrimus’ principals and, therefore, the acquisition of the Interests was also approved by the conflicts committee of our board of directors. We funded the purchase price for the Interests through a draw of $6,000,000 on our line of credit which is described further in "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."
AC Prado, LLC
On September 18, 2018, the Company invested $75,000 to acquire an approximate 0.5% interest in AC Prado, LLC, a limited liability company formed under the Delaware Limited Liability Company Act for the purpose of acquiring, operating, holding for long-term appreciation and ultimately selling certain improved real property located at 7114 UTSA Blvd, San Antonio, Texas, commonly known as Prado at University of Texas San Antonio (the “Prado Property”). The Prado Property was acquired by AC Prado, LLC in September 2018. AC Prado, LLC’s managing member, AC Prado Manager, LLC, a Delaware limited liability company, and Arrimus Capital LLC, a related party, are under common control and ownership. The Prado Property is a Class A student housing property located adjacent to University of Texas at San Antonio. It was built in 2014 and is comprised of 160 units (472 beds) within one four-story building with an attached parking garage. The dwelling units are fully furnished. The Prado Property has various amenities, including a modern clubhouse with media area, game room, coffee bar, community kitchen and study areas. Additionally, it has a 24-hour fitness center, a business center and luxury, resort-style pool with an outdoor grilling station and covered patio area. In connection with the acquisition of the interest in AC Prado, LLC, we paid an acquisition fee of $2,500 payable to our advisor in accordance with the terms of our advisory agreement.

ACA Illinois Tier 1 Student Housing DST
On December 24, 2018, the Company invested $200,000 to acquire an approximate 1.0% interest in ACA Illinois Tier 1 Student Housing DST, a Delaware Statutory Trust (the “ACA Illinois”) formed by ACA Illinois Tier 1 Depositor, LLC (“ACA Illinois Depositor”). ACA Illinois acquired that certain student housing development, commonly known as “212 East,” located at 212 East Green Street, Champaign, Illinois, near the University of Illinois at Urbana-Champaign (the “212 East Property’) in September 2018. The implied value of 212 East is $52,065,000 after including an existing mortgage loan of $29,900,000. Our interest in ACA Illinois (the “212 Interest”) is equivalent to $512,038. Arrimus Capital LLC, a related party, is the sole member of 212 Depositor. Therefore, the acquisition of the 212 Interest in the ACA Illinois was approved by our board of directors, including the independent directors who serve as our conflicts committee of the board. In connection with the acquisition of the 212 Interest, we owe our Advisor an acquisition fee of $6,000 in accordance with the terms of our advisory agreement, which has not yet been paid.
The 212 East Property is a Class A student housing property located in the heart of the Campustown district. It was built in 2017 and is comprised of 110 units (428 beds) within one six-story building and offers 91 parking spaces in a garage that is restricted to resident and retail use. The dwelling units are fully furnished, including smart TVs in every bedroom and living room, in-unit washer and dryer, and full-size beds. The 212 East Property has various amenities, including a state-of-the-art fitness center; shared and private study rooms/lounges; a community lounge with billiards, TVs and a kitchenette; and an outdoor courtyard featuring a fire pit, grilling areas and hammocks. The 212 East Property residents also enjoy access to on-site retail space that includes a yoga studio and two restaurants.
Offering Proceeds
As of March 31, 2019, we had sold 1,968,005 shares of common stock for gross offering proceeds of $9,840,025, excluding 200 shares of common stock initially purchased by our sponsor for an aggregate purchase price of $1,000.
Investment Objectives and Strategy
Investment Objectives
Our primary investment objectives are:

•	to provide with attractive and stable cash distributions; and

•	to preserve and return investment.
We will also seek to realize growth in the value of our investment by timing the sale of the properties to maximize asset value. We may return all or a portion of investments in connection with the sale of the REIT or its investments. Alternatively, stockholders may be able to obtain a return of all, or a portion, of their investment in connection with the sale of your shares. Though we intend to make monthly distributions to our stockholders from cash flow from our operations, we may be unable or will be limited in our ability to make distributions.
Investment Strategy
Our investment strategy is to acquire a high quality, well designed and well-located portfolio of properties and investments that meet our acquisition criteria that include quality student housing properties, more traditional residential, multi-family properties, single-tenant income-producing retail and commercial properties such as QSRs, GC-Stores, and FC, and other investments in locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.
We will also seek to acquire investments in properties that possess sound market fundamentals but are under-performing and would benefit from re-positioning, renovation and/or improved property management. Conversely, subject to appropriate market conditions, we may dispose of certain properties. We will continually assess all of our properties, the markets in which they are located and the communities that they serve, to determine if any dispositions are necessary or appropriate.
In selecting a potential property for acquisition, we and our advisor consider a number of factors, including, but not limited to, the following:

•	tenant creditworthiness;

•	lease terms, including length of lease term, scope of landlord responsibilities, and frequency of contractual rental increases;

•	projected demand in the area;

•	a property’s geographic location and type;

•	proposed purchase price, terms and conditions;

•	historical financial performance;

•	a property’s physical location, visibility, curb appeal and access;

•	construction quality and condition;

•	potential for capital appreciation;

•	demographics of the area, neighborhood growth patterns, economic conditions, and local market conditions;

•	potential capital reserves required to maintain the property;

•	the potential for the construction of new properties in the area;

•	evaluation of title and obtaining of satisfactory title insurance; and

•	evaluation of any reasonable ascertainable risks such as environmental contamination.
There is no limitation on the number, size or type of properties that we may acquire or on the percentage of net Offering proceeds that may be invested in any particular property type or single property. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition and the amount of proceeds of this offering.
While initial purchases of properties will be funded with funds received from the sale of shares, we anticipate incurring mortgage debt (not to exceed 75% of total value of all of our properties) and pledging such properties as security for that debt to obtain funds to acquire additional properties.
We cannot assure, however, that any of the properties we acquire will result in the attainment of benefits discussed in the investment objectives above.
Employees
As of December 31, 2018, we had four investor relations personnel employed with us.
Segments
Our investments are expected to exhibit similar long-term financial performance and have similar economic characteristics. As of December 31, 2018, we aggregated our investments into one reportable segment.
Competition
There are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of investments offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors also may be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.
Risk Factors
We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on April 17, 2018, as amended and/or supplemented from time-to-time (the “Offering Circular”). Our most recent Offering Circular was filed with the SEC on April 18, 2019 with Amendment No.1 to Form 1-A POS, subject to SEC qualification, and may be accessed here: https://www.sec.gov/Archives/edgar/data/1723028/000114420419020132/tv519075_partiiandiii.htm.
The Offering Circular may be updated from time-to-time with future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our shares of common stock.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General
Management’s discussion and analysis of financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances.
Results of Operations
We obtained our notice of qualification for the Offering from the SEC on April 16, 2018 and, on April 23, 2018, we made our initial investment of $5,500,000 to acquire an approximate 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust. We also made two smaller investments consisting of $75,000 to acquire an approximate 0.5% interest in AC Prado, a limited liability company formed under the Delaware Limited Liability Company Act, and $200,000 to acquire an approximate 1.0% interest in ACA Illinois, a Delaware statutory trust, on September 18, 2018 and December 24, 2018, respectively. These investments are discussed in more detail above in “Item 1. Business - Investments in Unconsolidated Entities.”
The following is a discussion of our results of operations for the year ended December 31, 2018:
Fees to affiliates
Fees to affiliates amounted to $86,853, reflecting our asset management fees incurred for our advisor for the investments discussed above. This amount excludes $28,779 which was waived to support distributions.
General and administrative
General and administrative expenses of $489,285 primarily represents payroll of investor relations personnel, board of directors' stock compensation, directors and officers insurance premiums and legal fees.
Interest expense
Interest expense of $112,557 reflects interest incurred related to our $6.0 million of borrowings under our credit agreement (the “Line of Credit”) which we used to acquire our 31.56% interest in ACA Stadium View in April 2018. The Line of Credit was fully repaid in November 2018.
Expenses reimbursed by affiliates
Expenses reimbursed by affiliates of $295,190 primarily relates to payroll associated with investor relations personnel. These reimbursed expenses are recorded in general and administrative expenses as discussed above (see "Note 5. Related Party Transactions" to our financial statements).
Other expense (income), net
Loss from investments in unconsolidated entities totaled $266,837 and interest income amounted to $240. The loss from investments in unconsolidated entities primarily reflects depreciation on the Stadium View Property, along with interest expense and other expense in excess of revenue. However, the Stadium View Property generated sufficient cash flow to pay distributions to us of $226,798.
We are not aware of any other material trends or uncertainties, other than national economic conditions affecting real estate properties in general, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operations of our properties.

Liquidity and Capital Resources
Our proceeds from shares of common stock sold in the Offering will be used primarily for (i) property acquisitions; (ii) capital expenditures; (iii) payment of principal on our outstanding indebtedness; and (iv) payment of fees to our advisor. Our cash needs for the purchase of real estate properties and other real estate investments will be funded primarily from shares sold, including those offered for sale through our distribution reinvestment plans, or from debt proceeds including from our Line of Credit.
Through December 31, 2018, we have sold 1,520,013 shares of common stock in this Offering, including 22,138 shares of common stock sold under our distribution reinvestment plan for aggregate offering proceeds of $7,600,059.
As of December 31, 2018, the Line of Credit has a zero outstanding principal balance (see "Note 4. Unsecured Credit Facility" to our financial statements). The Line of Credit was initially used to fund the acquisition of our 31.56% interest in ACA Stadium View through a draw of $6,000,000. The Line of Credit, which was scheduled to mature on March 30, 2019, was extended to June 11, 2019 on March 4, 2019.
The following table summarizes our cash flow activity for the year ended December 31, 2018:

Amount
Net cash used in operating activities	$(9,619)
Net cash used in investing activities	$(6,176,318)
Net cash provided by financing activities	$7,057,199
Cash Flows from Operating Activities
During the year ended December 31, 2018, net cash used in operating activities was $9,619. This amount reflects our net loss of $660,102, largely offset by the non-cash charges incurred of $359,068 related to our non-cash loss from investments in unconsolidated entities, stock compensation expense and amortization of deferred financing costs; the distributions of $226,798 from investments in unconsolidated entities; and net changes in working capital of $64,617 resulting from increases in accounts payable and due to affiliates, offset in part by the increase in prepaid and other assets. Going forward, we expect to achieve positive cash flows from operating activities as a result of our anticipated future acquisitions of student housing real estate, other multi-tenant residential properties; quick service restaurants, along with other casual dining concepts; convenience and grocery stores, which may or may not include a gas station component; fitness centers; and youth-oriented fixed income and equity securities investment, and from the operations of such related investments. There can be no assurance that positive cash flows will be achieved.
Cash Flows from Investing Activities
Net cash used in investing activities was $6,176,318 for the year ended December 31, 2018 and consisted of the following:

•	$5,781,667 for the investments in unconsolidated entities, including $6,667 of capitalized legal fees incurred for the investment; and

•	$394,651 for the payment of acquisition fees to our advisor.
Cash Flows from Financing Activities
Net cash provided by financing activities was $7,057,199 for the year ended December 31, 2018 and consisted primarily of the following:

•	$6,000,000 of proceeds from our Line of Credit, offset in full by principal payments aggregating $6,000,000;

•	$21,500 in deferred financing cost paid for our Line of Credit;

•	$7,489,372 of proceeds from issuance of common stock and investors deposits;

•	$225,053 for payments for offering costs;

•	$136,228 for repurchases of common stock;

•	$14,731 for payments of investors deposits; and

•	$34,661 of cash distributions paid to common stockholders.

Organization and Offering Costs
Our organizational and offering costs are paid by our sponsor on our behalf. Offering costs include all expenses incurred in connection with this offering, including investor relations payroll expenses. Other organizational and offering costs include all expenses incurred in connection with our formation, including, but not limited to legal fees, federal and state filing fees, and other costs to incorporate. During the Offering, we are obligated to reimburse our sponsor for organizational and offering costs related to the Offering paid by them on our behalf provided such reimbursement does not exceed 3% of gross offering proceeds raised in the Offering as of the date of the reimbursement.
As of December 31, 2018, we had not incurred any organization and offering costs related to the offering as all such costs had been funded by our sponsor, other than a pending reimbursement for the payroll expense mentioned below. As a result, these organization and offering costs related to the offering are not recorded in our financial statements as of December 31, 2018 other than to the extent of 3% of the gross offering proceeds. Through December 31, 2018, our sponsor had incurred organization and offering costs on our behalf of $1,471,872 in connection with our Offering. Through December 31, 2018, we had recorded $225,768 of organizational and offering costs, of which $715 was payable to our sponsor or affiliates as of December 31, 2018.
Distributions
While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions to our stockholders monthly in arrears; however, our board of directors may declare other periodic distributions as circumstances dictate. In order that stockholders may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. During the Offering, when we may raise capital more quickly than we acquire income producing assets, and from time-to-time during our operational stage, we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from the deferral of fees otherwise due to our advisor, if so elected by our advisor.
Going forward, we expect our board of directors to continue to declare cash distributions based on daily record dates and to pay these distributions on a monthly basis, and after our offering to continue to declare stock distributions based on a single record date as of the end of the month and to pay these distributions on a monthly basis. Cash distributions will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. Our board of directors has no pre-established percentage rate of return for stock distributions or cash distributions to stockholders. We have not established a minimum distribution or distribution level, and our charter does not require that we make distributions or distributions to our stockholders other than as necessary to meet IRS REIT qualification standards.
On May 19, 2018, we declared our first distribution to stockholders of record as of the close of business on each day of the period commencing on April 23, 2018 and ending on April 30, 2018. Since then, we have declared monthly distributions for stockholders of record as of the close of business for each day from May 1, 2018 through December 31, 2018 and from January 1, 2019 through June 30, 2019. The distributions are payable to stockholders of record as of the close of business on each day of the distribution period.
Since cash flows from operating activities have not been sufficient to cover distributions during our offering stage, our advisor agreed to defer asset management fees of $86,853 and waived the amount totaling $28,779 through December 31, 2018 to fund distributions and operating activities.
Distributions declared, distributions paid and cash flow (used in) provided by operations were as follows for the period April 23, 2018 to December 31, 2018:

					Cash Flows
					(Used in)
		Distributions			Provided by
	Distributions	Declared Per	Cash Distributions Paid(b)(c)		Operating
Period	Declared(a)	Share	Cash	Reinvested	Activities
April 23 to June 30, 2018	$7,272	$0.0567	$1,902	$5,370	$(63,990)
July 1 to December 31, 2018	173,868	0.1500	32,759	105,317	54,371
Total	$181,140	$0.2067	$34,661	$110,687	$(9,619)

(a)
Distributions declared includes $35,767 of distributions for January which were declared on December 21, 2018. Total accrued distributions payable amounted to $35,792 as of December 31, 2018. The source of our distribution payments was our advisor’s deferral of asset management and acquisition fees, along with distributions received from our investments in unconsolidated entities totaling $226,798 for the period May 1, 2018 to December 31, 2018.

(b)	Distributions are paid on a monthly basis. In general, distributions for record dates as of the end of a given month are paid on or about the 21st of the following month.

(c)	See details of distributions declared in the chart below.
The following chart details the distributions that we have declared since we commenced operations:

	Rate Per	Declaration	Payment	Annualized
Distribution Period	Share Per Day	Date	Date (1)	Yield (2)
2018:
April 23-30 2018	$0.00083333	May 19, 2018	May 21, 2018	6.0%
May 1-31, 2018	$0.00080645	May 31, 2018	June 21, 2018	6.0%
June 1-30, 2018	$0.00083333	May 31, 2018	July 23, 2018	6.0%
July 1-31, 2018	$0.00080645	June 28, 2018	August 21, 2018	6.0%
August 1-31, 2018	$0.00080645	July 30, 2018	September 21, 2018	6.0%
September 1-30, 2018	$0.00083333	September 4, 2018	October 22, 2018	6.0%
October 1-31, 2018	$0.00080645	September 25, 2018	November 26, 2018	6.0%
November 1-30, 2018	$0.00083333	October 29, 2018	December 21, 2018	6.0%
December 1-31, 2018	$0.00080645	November 29, 2018	January 21, 2019	6.0%
2019:
January 1-31, 2019	$0.00080645	December 21, 2018	February 21, 2019	6.0%
February 1-28, 2019	$0.00089286	January 31, 2019	March 21,2019	6.0%
March 1-31-2019	$0.00080645	February 27, 2019	April 16, 2019	6.0%
April 1-30 2019	$0.00082190	March 28, 2019	May 21, 2019 (3)	6.0%
May 1-31, 2019	$0.00082190	March 28, 2019	June 21, 2019 (3)	6.0%
June 1-30, 2019	$0.00082190	March 28, 2019	July 22, 2019 (3)	6.0%

(1)	Distributions are paid on a monthly basis. In general, distributions for record dates as of the end of a given month are paid on or about the 21st of the following month.

(2)
Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $5.00 per share purchase price. While the board of directors is under no obligation to do so, each annualized basis return assumes that the board of directors would declare distributions in the future which are similar to the distributions for each period presented. There can be no assurance that the board of directors will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Expected payment date.

Share Repurchase Program
We have adopted a share repurchase program in order to provide our stockholders with some liquidity that may enable them to sell their shares of common stock to us in limited circumstances. The Board may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. Reasons we may amend, suspend or terminate the share repurchase program include (i) to protect our operations and our remaining stockholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, (iv) following any material decrease in our net asset value, or (v) for any other reason.
For the period from October 30, 2017 (inception) through December 31, 2018, we repurchased 28,022 shares of our common stock for $136,228. A valid repurchase request is one that complies with the applicable requirements and guidelines of our current share repurchase program.
Off-Balance Sheet Arrangements
As of December 31, 2018, we had no off-balance sheet arrangements.

Related Party Arrangements
For further information regarding related party arrangements, please see "Note 5. Related Party Transactions" to our financial statements.
Market Outlook and Trends
Recent financial conditions affecting commercial real estate, including student housing real estate, have been stable, as low treasury rates and increased lending from banks, insurance companies and commercial mortgage backed securities (“CMBS”) conduits have increased lending activity. Nevertheless, the debt market remains sensitive to the macro environment, such as Federal Reserve policy, market sentiment or regulatory factors affecting the banking and CMBS industries. While we currently expect that financial conditions will remain favorable during 2019, if they were to deteriorate, we may experience more stringent lending criteria, which may affect our ability to finance certain property or investment acquisitions or refinance any debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including securitized debt, fixed rate loans, borrowings on a line of credit, short-term variable rate loans, assumed mortgage loans in connection with property acquisitions, interest rate lock or swap agreements, or any combination of the foregoing.
Critical Accounting Policies
The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Sponsor, Advisor and their affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
For further information regarding critical accounting policies, please see Note 2, "Summary of Significant Accounting Policies," to our financial statements.
ITEM 3. DIRECTORS AND OFFICERS
We have provided below certain information about our directors and officers.

Name (1)(2)(3)	Age (4)	Positions
Aaron S. Halfacre	46	Chief Executive Officer, President, Co-Secretary and Director
Raymond E. Wirta	75	Chairman of the Board and Director
Raymond J. Pacini	63	Executive Vice President, Chief Financial Officer and Treasurer
Sandra G. Sciutto	59	Senior Vice President and Chief Accounting Officer
Jean Ho	51	Chief Operating Officer, Chief Compliance Officer and Co-Secretary
David A. Perduk	52	Chief Investment Officer
Jeffrey Cyr	58	Independent Director (5)
Caroline B. Harkins	63	Independent Director (5)
Jeffrey Randolph	62	Independent Director (5)(6)

(1)	The address of each executive officer and director listed is 3090 Bristol Street, Suite 550, Costa Mesa, California 92626.

(2)	Mr. Harold C. Hofer resigned as our chief executive officer, president and as a director on December 31, 2018.

(3)	Ms. Harkins succeeded Ms. Sciutto on July 24, 2018 as an independent director. Ms. Sciutto joined the Company as our Chief Accounting Officer.

(4)	As of March 31, 2019.

(5)	Member of the conflicts committee of our board of directors.

(6)	Chair of the conflicts committee of our board of directors.

Mr. Aaron S. Halfacre. Mr. Halfacre has served as our Chief Executive Officer and President and a member of our board of directors since he succeeded Mr. Hofer on January 1, 2019. Since January 1, 2019, Mr. Halfacre also serves as Chief Executive Officer and a Manager of our sponsor and our advisor where he previously served as President since August 2018; the Chief Executive Officer, President and a Trust Manager of affiliated REIT I; and the Chief Executive Officer, President and a Director of affiliated NNN REIT. From January 2018 to July 2018, Mr. Halfacre served as President of Realty Mogul, Co., a real estate crowdfunding platform and its affiliates, MogulREIT I, LLC, a non-traded public real estate investment trust that invests in and manages a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets; and MogulREIT II, LLC, a non-traded public real estate investment trust that owns and manages a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. From April 2016 to the present, Mr. Halfacre serves as a Co-Founder of Persistent Properties, LLC which manages a multi-family portfolio focused on workforce housing. From July 2014 to March 2016, Mr. Halfacre served as president and chief investment officer of Campus Crest Communities, Inc., a publicly-traded real estate investment trust focusing on the ownership, development, building and management of student housing properties throughout the United States. From October 2012 to May 2014, Mr. Halfacre served as senior vice president and head of strategic relations at Cole Real Estate Investments, Inc., a publicly traded REIT focused on net lease real estate investments, where he oversaw all investor and strategic capital relationships. From November 2005 to December 2010, Mr. Halfacre served as the chief of staff and head of product development of the real estate group at BlackRock, a global investment management corporation. From June 2004 to November 2005, Mr. Halfacre served as director of investor relations for Green Street Advisors, a premier independent research and advisory firm concentrating on the commercial real estate industry in North America and Europe. Mr. Halfacre holds both Chartered Financial Analyst® and Chartered Alternative Investment Analyst® designations and received a Master of Business Administration from Rice University. Our board of directors has concluded that Mr. Halfacre is qualified to serve as a Director and as our President and Chief Executive Officer by reason of his extensive industry and leadership experience. Mr. Halfacre is also a director and executive officer of two commercial property public REITs that are affiliates of our sponsor: NNN REIT and REIT I.
Mr. Raymond E. Wirta. Our board of directors has concluded that Raymond E. Wirta is qualified to serve as one of our directors and as our chairman of the board by reason of his expertise with real estate-related investments. Mr. Wirta is a sponsor of our REIT. Together with Messrs. Halfacre and Mr. Harold Hofer, our former Chief Executive Officer, he indirectly owns and controls our advisor and our sponsor. Mr. Wirta was Chairman of the Board of CBRE Group (NYSE:CBG), a global real estate services firm, from 2014 to 2018, Vice Chair of the board of directors of CBRE from 2013 to 2014, a Director since 2001 and served as the Chief Executive Officer of CBRE from 2001 to 2005 and Chief Executive Officer of its predecessor company, CBRE Services, from 1999 to 2001. From 2009 through the present, he has been Chief Executive Officer of the Koll Company, a West Coast-based real estate investment and development company. He previously served as Chief Executive Officer for Koll Management Services and Bolsa Chica Company during time frames when both were publicly traded real estate companies. Based on these experiences, Mr. Wirta offers insights and perspective with respect to our real estate portfolio. From 2010 through March 2019, he served as a full-time advisor to the Irvine Company and president from 2016 to 2019. The Irvine Company is a privately held California based real estate development company with ownership of 120 million square feet of apartments, office, retail and resorts primarily in California. Mr. Wirta holds a B.A. from California State University, Long Beach and an M.B.A from Golden State University. As one of our executive officers and a principal of our advisor and our sponsor, Mr. Wirta is also able to direct our board of directors to the critical issues facing our company. Mr. Wirta is also a director and chairman of the board of two commercial property public non-traded REITs that are affiliates of our sponsor: NNN REIT and REIT I.
Mr. Raymond J. Pacini. Mr. Pacini has served as our Executive Vice President, Chief Financial Officer and Treasurer since April 2018 and was an independent director of our Company from November 2017 to April 2018. From June 2013 to April 2018, Mr. Pacini was the Chief Financial Officer of Northbound Treatment Services, a privately held company which treats drug and alcohol addictions. From 1998 to 2011, Mr. Pacini served as President, Chief Executive Officer and a Director of California Coastal Communities, Inc. (“CALC”), a residential land development and homebuilding company. From 1992 until 1998, Mr. Pacini was the Chief Financial Officer of CALC’s predecessor companies Koll Real Estate Group, Inc., The Bolsa Chica Company and Henley Properties, Inc. On October 27, 2009, CALC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Central District of California. On March 1, 2011, CALC emerged from bankruptcy and became a privately held company. Mr. Pacini also has seven years of experience as a certified public accountant with the accounting firm of Coopers & Lybrand (now known as PricewaterhouseCoopers LLP). Mr. Pacini has been a National Association of Corporate Directors (NACD) Board Leadership Fellow since 2014. Mr. Pacini received his B.A. in Political Science from Colgate University in 1977 and his M.B.A. from Cornell University in 1979. Mr. Pacini has also served as an independent director, audit committee chair and the financial expert for Cadiz Inc. (NASDAQ: CDZI), a land and water resource development public company, since 2005.

Ms. Sandra G. Sciutto. Ms. Sciutto has served as our Senior Vice President and Chief Accounting Officer since July 2018 and was an independent director of our Company from April to June 2019. Ms. Sciutto also serves as Senior Vice President and Chief Accounting Officer of affiliated REITs: REIT I and NNN REIT. From October 2016 to June 2018, Ms. Sciutto served as Chief Financial Officer for Professional Real Estate Services Inc., a privately held, full-service commercial real estate investment and operating company based in Orange County, California. From November 2012 to April 2016, Ms. Sciutto served as Chief Financial Officer and Investment Committee Member for Shopoff Realty Investments, L.P., a real estate developer and real estate fund sponsor. From 1998 to 2012, Ms. Sciutto served as Chief Financial Officer of California Coastal Communities, Inc. (“CALC”), a residential land development and homebuilding company. From 1993 until 1998, Ms. Sciutto was the Controller of CALC and its predecessor companies Koll Real Estate Group, Inc., The Bolsa Chica Company and Henley Properties, Inc. On October 27, 2009, CALC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Central District of California. On March 1, 2011, CALC emerged from bankruptcy and became a privately held company. Ms. Sciutto also has five years of experience as a certified public accountant with the accounting firm of KPMG LLP. Ms. Sciutto received her. B.S. in Business Administration with a concentration in Accounting from Cal Poly State University, San Luis Obispo in 1982. She also holds an active CPA license in the state of California.
Ms. Jean Ho. Ms. Ho is our chief operating officer, chief compliance officer and secretary having joined our sponsor in January 2016. Ms. Ho is also an adjunct professor of taxation at California State University, Fullerton's Graduate School of Accounting. From 2010 through 2015, Ms. Ho served as the Chief Operating Officer and Chief Financial Officer of Soteira Capital, LLC, a southern California-based, registered investment adviser with approximately $250 million under management that serves investment companies, pooled investment vehicles, pension and profit sharing plans, high net worth individuals, private foundations, and charitable organizations. Prior to her service at Soteira Capital, LLC, Ms. Ho served as the Chief Financial Officer of MKA Capital Advisors, LLC, a sponsor and manager of an approximately $750 million private real estate investment fund, and, prior to that, as a Director at BridgeWest, LLC, a $500 million family office. Prior to entering private practice, she was employed by KPMG, specializing in real estate, financial services, and personal financial planning. Ms. Ho has also been a member of the California State Bar since 1996 and a licensed Certified Public Accountant in California since 1992. Ms. Ho is also an executive officer of two commercial property public REITs that are affiliates of our sponsor: NNN REIT and REIT I. Ms. Ho is also an executive officer of two commercial property non-traded public REITs that are affiliates of our sponsor: NNN REIT and REIT I.
Mr. David A. Perduk. Mr. Perduk has served as our Chief Investment Officer since April 2018, having joined our sponsor in January 2016. Mr. Perduk also serves as Chief Investment Officer of affiliated REIT programs; REIT I and NNN REIT. Mr. Perduk founded and is the president of Newport Net Lease, Inc., a corporation that specialized in the acquisition and disposition of single tenant net lease investment properties nationwide, including office, industrial and retail properties. Prior to Newport Net Lease, Inc., Mr. Perduk was a senior executive and member of the National Net Lease Property Group of CBRE from October 2005 through December 2014. During his tenure with CBRE, Mr. Perduk was a lead member in writing the strategic plan for the national group and a speaker on multiple net-lease panels. CBRE is the world’s largest commercial real estate services and investment company and the largest commercial property developer in the United States with more than 90,000 employees serving clients in over 100 countries. Prior to joining CBRE, he was a Vice President at JP Morgan Chase in the Treasury and Security Services Division, where he managed properties in 11 states in the northwestern United States. David’s area of expertise included fixed income investment management, debt management and cash management portfolio services assisting the public sector and private corporations. Mr. Perduk has his State of California real estate brokers license and is a member of the International Council of Shopping Centers. Mr. Perduk received his B.S. in industrial technology from California Polytechnic State University San Luis Obispo- Orfalea College of Business.
Mr. Jeffrey Cyr. Mr. Cyr has served as an independent member of our board of directors since November 2017. Our board of directors has concluded that Jeffrey Cyr is qualified to serve as an independent director by reason of his expertise with real estate-related investments. Mr. Cyr has spent the majority of his career in the commercial real estate industry. From 1988 to 2008 with the world’s leading commercial brokerage company CB Richard Ellis and from 2009 to present as an independent advisor, broker and manager to some of the nation’s largest and most respected landlords and to Fortune 500 owner/users. Mr. Cyr is highly regarded for his strategic solutions, experience and execution expertise with direct involvement to more than 1,000 lease and sale transactions as broker and principal with value in excess of $1 billion over his 29-year real estate career. He has extensive acquisition, disposition, leasing, marketing and underwriting experience that can assist, guide and fiduciary troubleshoot for REIT stakeholders. A 1985 San Diego State University (SDSU) Finance graduate, Mr. Cyr is a guest lecturer to SDSU B-School students and an active SDSU B-School mentor. He been a local charitable real estate advisor and board member to SoCal charities including the Lakewood YMCA and Greater Long Beach YMCA Camp Oaks benefiting local and regional children and their families.

Ms. Caroline B. Harkins. Ms. Harkins has served as an independent member of our board of directors and chair of the conflicts committee since July 2018. Our board of directors has concluded that Caroline Harkins is qualified to serve as an independent director by reason of her extensive experience in banking and finance. Since 2014, Caroline Harkins has been the Southern California Region Director for Bridge Bank, a division of Western Alliance Bank. From 2012 to 2013, Ms. Harkins served as First Vice President & Business Center Manager of Community Bank. From 2010 to 2012 she was the Executive Vice President & Orange County Regional President of Beach Business Bank. From 2005 to 2010, Ms. Harkins served as Senior Vice President & Southern California Market President of First Financial Bank, which was the successor to Irwin Union Bank. From 1993 to 2005, Ms. Harkins served as Senior Vice President & Group Manager, Western Division of Comerica Bank, which was the successor by merger to Imperial Bank. Ms. Harkins also serves on the Executive Board of Directors for Junior Achievement - Orange County and the Association for Corporate Growth and on the Investment Advisory Board for CalOPTIMA. Ms. Harkins received her B.A. in Economics and History from Colgate University in 1977.
Mr. Jeffrey Randolph. Mr. Randolph has served as an independent member of our board of directors and chair of the audit committee since November 2017. Mr. Randolph has also been an independent director and audit committee chair of NNN REIT since July 2016 and was an independent trust manager of affiliated Rich Uncles Real Estate Investment Trust I from 2014 to January 11, 2019. From 2002 through 2007 and then again from 2010 through March 2017 (now retired), Mr. Randolph was a Principal and served as Chief Financial Officer and Chief Compliance Officer for Affinity Investment Advisors, LLC, a firm specializing in U.S. stock exchange investments. In 2007, Affinity was purchased by Morgan Stanley Investment Management. From 2007 through 2010, Mr. Randolph served as Managing Director for Morgan Stanley and its wholly owned subsidiary Van Kampen Investments. His role included supporting the firm’s domestic and international investment clients. Toward the end of 2010, Mr. Randolph was part of the decision to re-launch Affinity as an independent entity to capitalize on the increasing investor interest in boutique management firms. Mr. Randolph brings 25 years of investment experience to our REIT. His previous work experience includes Principal at Avalon Financial Group Inc., which specialized in the restructuring and placement of commercial real estate financings, Chief Financial Officer for Bonutto-Hofer Investments, a private real estate investment firm that specialized in acquisition and management of commercial real estate properties in the western U.S., and Vice President at Security Pacific National Bank. Mr. Randolph also serves on the board of TSJ Hope Builders, a Santa Ana, California based nonprofit dedicated to moving young men and women out of poverty through life and job skills training. He is also a cofounder of Building Blocks Foundation Fund, an organization of commercial real estate professionals dedicated to supporting Orange County’s disadvantaged youth. Mr. Randolph received his bachelor’s degree in Business Finance from California State University, Long Beach. Our board of directors has concluded that Mr. Randolph is qualified to serve as an independent director by reason of his extensive experience in real estate and investment management.
Compensation of Directors
We pay independent directors 1,000 shares of our common stock for attending each board meeting and 200 shares for each committee meeting. The shares to be issued to directors will be restricted securities issued in private transactions in reliance on an exemption from registration requirements of the Securities Act of 1933 under Section 4(2) thereof, and the company has not agreed to file a registration statement with respect to registration of the shares to the directors. The directors will be able to resell their shares to us pursuant to our share repurchase plan. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director is also one of our officers, we do not pay any compensation for services rendered as a director.
The table below sets forth information regarding compensation to our directors for the year ended December 31, 2018:

Name	Stock Awards (1)
Jeffrey Cyr	$17,000
Caroline B. Harkins	12,000
Jeffrey Randolph	21,000
Raymond J. Pacini (2)	5,000
Sandra G. Sciutto (2)	1,000
$56,000

(1)
The amounts in this column represent the aggregate fair value of each annual equity award on its grant date, computed in accordance with ASC Topic 718. We valued the stock awards as of the grant date of our common stock by the offering price per share of $5.00 on that date multiplied by the number of shares of stock awarded.

(2)	Stock award as an independent member of our board of directors before joining the Company as an executive.
ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

As of March 31, 2019, there is no person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock. The following table shows, as of March 31, 2019, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) each of our directors and executive officers; and (2) all of our directors and executive officers as a group.

Name (1)	Shares of Common Stock (2)
Aaron S. Halfacre	—
Raymond E. Wirta	—
Raymond J. Pacini	1,000	*
Sandra G. Sciutto	213	*
Jean Ho	30	*
David A. Perduk	410	*
Jeffrey Cyr	3,516	*
Caroline B. Harkins	2,455	*
Jeffrey Randolph	4,336	*
All directors and executive officers as a group	11,960	*
*Less than 1% of the outstanding common stock (as applicable) and none of the shares are pledged as security.

(1)	The address of each named beneficial owner is 3090 Bristol Street, Suite 550, Costa Mesa, CA 92626.

(2)	Based on 1,924,987 shares of common stock outstanding on March 31, 2019.
ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
See "Note 5. Related Party Transactions" to our financial statements for a discussion of our related party arrangements.
ITEM 6. OTHER INFORMATION
None.
ITEM 7. FINANCIAL STATEMENTS
BRIX REIT, INC.
(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)

Independent Auditor's Report
To the Board of Directors of
BRIX REIT, Inc.
Report on the Financial Statements
We have audited the accompanying financial statements of BRIX REIT, Inc., formerly known as Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc., which comprise the balance sheets as of December 31, 2018 and 2017 and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2018 and for the period from October 30, 2017 (Inception) through December 31, 2017, and the related notes to the financial statements (collectively, the financial statements).
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BRIX REIT, Inc., formerly known as Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc., as of December 31, 2018 and 2017, and the results of its operations and cash flows for the year ended December 31, 2018 and for the period from October 30, 2017 (Inception) through December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

/S/ SQUAR MILNER LLP
Squar Milner LLP

Irvine, California
April 17, 2019

BRIX REIT, INC.
(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)
Balance Sheets

	December 31
	2018	2017
Assets

Investment in unconsolidated entities (Note 3)	$5,708,314	$—
Cash and cash equivalents	872,262	1,000
Prepaid and other assets	5,554	—
Due from affiliates (Note 5)	51,698	—
Total assets	6,637,828	1,000

Liabilities and Shareholders' Equity

Accounts payable, accrued and other liabilities	$70,808	$—
Due to affiliates (Note 5)	113,199	—
Share repurchases payable	35,074	—
Total liabilities	219,081	—

Commitments and contingencies (Note 6)

Redeemable common stock	35,923	—

Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2018 and 2017, respectively	—	—
Common stock, $0.001 par value, 10,000,000 shares authorized, 1,503,390 and 200 shares issued and outstanding as of December 31, 2018 and 2017, respectively	1,503	—
Additional paid-in capital, net	7,222,563	1,000
Cumulative distributions and net loss	(841,242)	—
Total stockholders' equity	6,382,824	1,000
Total liabilities and stockholders' equity	$6,637,828	1,000
See accompanying notes to financial statements.

BRIX REIT, INC.
(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)
Statements of Operations
For the Year Ended December 31, 2018 and For the Period From
October 30, 2017 (Inception) Through December 31, 2017

		For the Period
		From October 30,
		2017 (Inception)
	Year Ended	Through
	December 31, 2018	December 31, 2017
Expenses:
Fees to affiliates (Note 5)	$86,853	$—
General and administrative	489,285	—
Interest expense	112,557	—
Total expenses	688,695	—
Less: Expenses reimbursed by Sponsor or affiliates (Note 5)	(295,190)	—
	(393,505)	—

Other expense (income), net:
Interest income	(240)	—
Loss from investments in unconsolidated entities	266,837	—
Other expense, net	266,597	—
Net loss	$(660,102)	$—

Net loss per share, basic and diluted	$(1.09)	$—

Weighted-average number of common shares outstanding, basic and diluted	607,031	—
See accompanying notes to financial statements.

BRIX REIT, INC.
(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)
Statements of Stockholders' Equity
For the Year Ended December 31, 2018 and For the Period From
October 30, 2017 (Inception) Through December 31, 2017

					Additional	Cumulative	Total
	Preferred Stock		Common Stock		Paid-in	Distributions	Stockholders'
	Shares	Amount	Shares	Amount	Capital	and Net Loss	Equity
Balance, October 30, 2017 (Inception)	$—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	200	—	1,000	—	1,000
Balance, December 31, 2017	—	—	200	—	1,000	—	1,000
Issuance of common stock	—	—	1,520,013	1,520	7,598,539	—	7,600,059
Stock compensation expense	—	—	11,200	11	55,989	—	56,000
Offering costs	—	—	—	—	(225,768)	—	(225,768)
Reclassification to redeemable common stock	—	—	—	—	(70,997)	—	(70,997)
Repurchases of common stock	—	—	(28,022)	(28)	(136,200)	—	(136,228)
Distributions declared	—	—	—	—	—	(181,140)	(181,140)
Net loss	—	—	—	—	—	(660,102)	(660,102)
Balance, December 31, 2018	—	$—	1,503,391	$1,503	$7,222,563	$(841,242)	$6,382,824
See accompanying notes to financial statements.

BRIX REIT, INC.
(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)
Statements of Cash Flows
For the Year Ended December 31, 2018 and For the Period From
October 30, 2017 (Inception) Through December 31, 2017

		Period
		October 30, 2018
	Year Ended	(Inception) Through
	December 31, 2018	December 31, 2017
Cash Flows from Operating Activities:
Net loss	$(660,102)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation expense	56,000	—
Amortization of deferred financing costs	15,946	—
Bad debt expense	20,285	—
Loss from investments in unconsolidated entities	266,837	—
Changes in operating assets and liabilities:
Distributions from investments in unconsolidated entities	226,798	—
Prepaid and other assets	(20,285)	—
Accounts payable, accrued and other liabilities	49,747	—
Due to affiliates, net	35,155	—
Net cash used in operating activities	(9,619)	—

Cash Flows from Investing Activities:
Investments in unconsolidated entities	(5,781,667)	—
Payment of acquisition fees to affiliates	(394,651)	—
Net cash used in investing activities	(6,176,318)	—

Cash Flows from Financing Activities:
Borrowings from unsecured credit facility	6,000,000	—
Repayments from unsecured credit facility	(6,000,000)	—
Payments of deferred financing costs	(21,500)	—
Proceeds from issuance of common stock	7,489,372	1,000
Payments of offering costs	(225,053)
Investors deposits	(14,731)	—
Repurchases of common stock	(136,228)	—
Distributions paid to of common stockholders	(34,661)	—
Net cash provided by financing activities	7,057,199	1,000
Net increase in cash and cash equivalents	871,262	1,000
Cash and cash equivalents, beginning of period	1,000	—
Cash and cash equivalents, end of period	$872,262	$1,000

Supplemental Disclosure of Cash Flow Information:
Interest paid	$96,611	$—

Supplemental Schedule of Noncash Financing Activities:
Reclassifications to redeemable common stock	$70,997	$—
Distributions paid to common stockholders through common stock issuance pursuant to the dividend reinvestment plan	$110,687	$—
Share repurchases payable	$35,074	$—
Accrued distributions	$35,787	$—
Unpaid acquisition fee to affiliate	$19,631	$—
See accompanying notes to financial statements.

BRIX REIT, INC.
(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)
Notes to Financial Statements
Note 1. Business and Organization
BRIX REIT, Inc. (the “Company”) was incorporated on October 30, 2017 under the laws of the State of Maryland. The Company was incorporated under the name RW Holdings Student Housing REIT, Inc., but changed its name to Brix Student Housing REIT, Inc. on March 16, 2018 and again on December 13, 2018 to its present name, BRIX REIT, Inc. The Company was originally formed primarily to invest in existing purpose-built student housing properties in proximity to major U.S. universities and colleges, as well as multi-family housing properties that meet its investment criteria. The change to its present name reflects the Company’s intention to make investments beyond student housing and other multi-tenant residential properties by expanding its investment criteria to include the following: (i) quick service restaurants; along with other casual dining concepts; (ii) convenience stores, which may or may not include a gas station component; (iii) fitness centers; and (iv) youth-oriented fixed income and equity security investments. The Company will make acquisitions of real estate investments directly or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of its advisor or other persons.
The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash distributions and generating capital appreciation. The Company intends to qualify as a real estate investment trust for federal income tax purposes beginning with the taxable year ending December 31, 2018. It is externally managed by its advisor, Brix Student Housing Operator, LLC (the “Advisor”), which is wholly-owned by BrixInvest, LLC (the “Sponsor”).
The Company has the authority to issue 20,000,000 shares of stock, consisting of 10,000,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of preferred stock, $0.001 par value per share. The minimum investment is $5.00. On November 11, 2017, the Company filed an offering circular with the Securities and Exchange Commission (the “SEC”) pursuant to Regulation A under the Securities Act, also known as “Reg A+” to publicly offer 10,000,000 shares of its common stock for a price equal to $5.00 per share (the “Offering”). The Company obtained its notice of qualification from the SEC on April 16, 2018 and commenced selling shares of its common stock on April 23, 2018.
Through December 31, 2018, the Company had sold 1,520,013 shares of common stock in the Offering, including 22,138 shares of common stock sold under its distribution reinvestment plan for aggregate offering proceeds of $7,600,059.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC. The financial statements include all the accounts of the Company.
The financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. In the opinion of the Company’s management, the financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ materially from those estimates.
Revenue Recognition
Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). The Company had no operations prior to January 1, 2018.
Based on the Company’s evaluation of contracts within the scope of ASU No. 2014-09, revenue that is impacted by ASU No. 2014-09 includes revenue generated by sales of real estate, other operating income and tenant reimbursements for substantial services earned at the Company’s properties. Such revenue is recognized when the services are provided and the performance obligations are satisfied. The Company’s adoption of ASU No. 2014-09 did not have a significant impact on its financial statements.

The Company will recognize rental income from tenants under operating leases on a straight-line basis over the noncancelable term of the lease when collectability of such amounts is reasonably assured. Recognition of rental income on a straight-line basis includes the effects of rental abatements, lease incentives and fixed and determinable increases in lease payments over the lease term. If the lease provides for tenant improvements, management of the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company.
When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.
Tenant reimbursements of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk. In instances where the operating lease agreement has an early termination option, the termination penalty is based on a predetermined termination fee or based on the unamortized tenant improvements and leasing commissions.
The Company will evaluate the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, credit rating, the asset type, and current economic conditions. If the Company’s evaluation of these factors indicates it may not recover the full value of the receivable, it will provide an allowance against the portion of the receivable that it estimates may not be recovered. This analysis requires the Company to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected.
In addition, with respect to tenants in bankruptcy, management will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt allowance for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.
Fair Value Measurements and Disclosures
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:
Level 1: quoted prices in active markets for identical assets or liabilities;
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models, and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:
Cash and cash equivalents; prepaid and other assets; unsecured credit facility; accounts payable, accrued and other liabilities; share repurchase payable; due to affiliates and redeemable common stock: These balances approximate their fair values due to the short maturities of these items.
Unsecured credit facility: The fair value of the Company’s unsecured credit facility approximates its carrying value as the interest rates are variable and the balances approximate their fair values due to the short maturities of this facility.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company intends to mitigate this risk by depositing funds with major financial institutions; however, these cash balances could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.
Investments in Unconsolidated Entities
The Company accounts for investments that do not have a readily determinable fair value and over which the Company does not have the ability to exercise significant influence and has virtually no influence over operating and financial policies using the cost method of accounting. Under the cost method of accounting, distributions from the investments are recognized as distribution income when received to the extent they represent net accumulated earnings of the investee since the initial recognition of the investment. Distributions received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment as such distributions represent a return of investment. Cost method investments are evaluated on a quarterly basis to determine whether there are declines in fair value of the cost method investment which are determined to be other-than-temporary. Other-than-temporary declines in fair value are recognized as impairment charges through earnings.
The Company accounts for investments in entities over which it has the ability to exercise significant influence under the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and is subsequently adjusted to reflect the Company’s share of earnings or losses of the investee. The investment is also increased for additional amounts invested and decreased for any distributions received from the investee. Equity method investments are reviewed periodically for impairment whenever events or circumstances indicate that the carrying amount of the investment might not be recoverable. If an equity method investment is determined to be other-than-temporarily impaired, the investment is reduced to fair value and an impairment charge is recorded through earnings. See Note 3 for additional information.
Concentration of Risk
The Company currently maintains substantially all of its cash with a major financial institution. At times, the cash balances exceed the amount insured by the Federal Deposit Insurance Corporation, however, the Company believes it places cash balances with quality financial institutions that limits its credit risk.
The Company’s current investments are in student housing properties located in Iowa, Illinois, and Texas. Accordingly, there is a geographic concentration of risk dependent on these local economies and related university systems. Additionally, each of the Company’s investments held as of December 31, 2018, are with Arrimus Capital Advisor, LLC, , a Delaware limited liability company (“Arrimus”), a related party, or its affiliates and accordingly there is a concentration of risk associated with the management of these investments. As of December 31, 2018, the Company’s investment in ACA Stadium View Student Housing DST, further discussed in Note 3, was for $5,425,064, which approximated 81.5% of the Company’s total assets.

Deferred Financing Costs
Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing and are presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability. These costs are amortized to interest expense over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. Unamortized deferred financing costs related to revolving credit facilities are reclassified as an asset in periods where there are no outstanding borrowings under the facility.
Distributions
The Company intends to elect to be treated as a REIT beginning with the taxable year ending December 31, 2018. In order to qualify as a REIT for federal income tax purposes, the Company must distribute at least 90% of its taxable income (excluding capital gains) to its stockholders and meet certain other requirements. The Company intends, although is not legally obligated, to continue to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibit the Company from doing so. Distributions are authorized at the discretion of the Company’s board of directors, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.
Declaration of Distributions
Subject to approval by the Company’s board of directors, the Company intends to make monthly distributions payable on the 21st day of the following month. Should the 21st day fall on a weekend, distributions are intended to be paid on the first business day thereafter. Please see Note 7 - Subsequent Events for information on distributions declared by the Company’s board of directors for the first six months of 2019.
Distribution Reinvestment Plan
The Company has adopted a Distribution Reinvestment Plan (“DRP”) through which common stockholders may elect to reinvest any amount up to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. Participants in the distribution reinvestment plan will acquire common stock at a price per share equal to the price to acquire a share of common stock in the Offering. The initial price per share in the Offering, and as of the date of these financial statements, is $5.00 per share. The price may be adjusted during the course of the Offering on an annual basis to equal the estimated Net Asset Value (“NAV”) per share commencing after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which we anticipate will occur after we have owned greater than a 50% interest in a property, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months.
Related Party Transactions
The Company records all related party fees as incurred, subject to certain limitations described in the Company’s Advisory Agreement (see Note 5).
Redeemable Common Stock
The Company has adopted a share repurchase program (“SRP”) that enables stockholders to sell their stock to the Company in limited circumstances. The share repurchase price at any given time will equal the most recently published NAV (and if none, then $5.00 per share) less an administrative charge of 3% of the share repurchase price proceeds if the shares are owned for less than one year, 2% if the shares are owned less than two years but greater than one year, and 1% if the shares are owned for less than three years but greater than two years. There is no administrative charge for shares held for at least three years.
Stockholders who wish to have their shares repurchased through the SRP must notify the Company by three business days before the end of the month for their shares to be repurchased by the third business day of the following month. The SRP provides that share repurchases may be funded by (a) distribution reinvestment proceeds, (b) the prior or future sale of shares, (c) indebtedness, including a line of credit and traditional mortgage financing, and (d) asset sales.

Shares will be repurchased if, in the opinion of the Advisor, there are sufficient reserves with which to repurchase shares and at the same time maintain the then-current plan of operation. The board may amend, suspend or terminate the SRP upon 30 days’ notice to stockholders, provided that the Company may increase the funding available for the repurchase of shares pursuant to the SRP upon ten business days’ notice to the stockholders.
To the extent the board of directors determines that there is sufficient available cash for redemptions, the shares will be repurchased subject to the limit that, during any 12-month period, redemptions will not exceed 20% of the weighted-average number of shares of common stock outstanding during the prior 12 months. This limitation was increased from 5% of the weighted average number of shares of common stock outstanding effective March 28, 2019.
Income Taxes
The Company intends to elect to be taxed as a REIT for U.S. federal income tax purposes under Section 856 through 860 of the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable year ended December 31, 2018. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including meeting various tests regarding the nature of its assets and its income, the ownership of its outstanding stock and distribution of at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP).
As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying distributions to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.
The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company not has been assessed interest or penalties by any major tax jurisdictions.
Other Comprehensive Loss
For the year ended December 31, 2018, other comprehensive loss is the same as net loss.
Square Footage, Occupancy and Other Measures
Square footage, occupancy and other measures used to describe real estate held by investments in unconsolidated entities included in the notes to financial statements are presented on an unaudited basis.
Per Share Data
Basic earnings per share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock equals basic earnings per share of common stock, as there were no potentially dilutive securities outstanding during the year ended December 31, 2018.
Recent Accounting Pronouncements
New Accounting Standard Issued and Adopted
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows. ASU 2016-15 addresses certain issues where diversity in practice was identified. It amends existing guidance, which is principles based and often required judgment to determine the appropriate classification of cash flows as operation, investing or financing activities. In addition, ASU 2016-15 clarifies how the predominance principle should be applied when cash receipts and cash payment have aspects of more than one class of cash flows. On January 1, 2019, the Company adopted this standard in its entirety. The update allows for the election to classify distributions received from equity method investments based on either a cumulative earnings approach or a nature of distribution approach. The Company has elected the nature of the distribution approach, in which cash flows generated from the operations of an unconsolidated entity are classified as a return on investment (cash inflow from operating activities) and cash flows that were generated from property sales, debt financing or sales of the Company’s investments are classified as a return of investment (cash inflows from investing activities). The Company adopted this approach based on the information available to us to determine the nature of the underlying activity that generated the distributions from unconsolidated entities.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09, as amended, requires an entity to use a five-step model to determine when to recognize revenue from customer contracts in an effort to increase consistency and comparability throughout global capital markets and across industries. ASU 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry specific guidance throughout the Industry Topics of the Codification. This ASU requires an entity to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also to provide certain additional disclosures. The Company evaluated each of its revenue streams and their related accounting policies under ASU 2014-09. Rental income and tenant reimbursements earned from leasing the Company’s real estate properties are excluded from ASU 2014-09 and will be assessed with the adoption of the lease ASU as discussed below. The Company adopted ASU 2014-09 beginning January 1, 2018. The adoption of ASU 2014-09 did not have a material impact on the Company’s financial position or results of operations. However, future real estate sales contracts will qualify as sales to noncustomers. The Company adopted ASU 2016-02 effective January 1, 2019, which did not have a material impact on the Company’s financial position, results of operations or cash flows.
New Accounting Standard Recently Issued and Not Yet Adopted
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The amendments in ASU 2016-02 change the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. Under ASU 2016-02, the accounting applied by a lessor is largely unchanged from that applied under Topic 840 leases. The large majority of operating leases shall remain classified as operating leases and lessors should continue to recognize rental income for those leases on a straight-line basis over the lease term. ASU 2016-02 may impact the timing, recognition, presentation and disclosures related to the Company’s tenant reimbursements earned from leasing its real estate properties, although the Company does not expect a significant impact. ASU 2016-02 is effective for the Company beginning January 1, 2019. The Company expects to adopt the practical expedients available for implementation under ASU 2016-02. By adopting the practical expedients, the Company will not be required to reassess (i) whether an expired or existing contract meets the definition of a lease and (ii) the lease classification at the adoption date for expired or existing leases. ASU 2016-02 will also require new disclosures within the notes to its financial statements. The Company adopted ASU 2016-02 effective January 1, 2019, which did not have a material impact on the Company’s financial position, results of operations or cash flows.
In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements (“ASU No. 2018-11”). ASU 2018-11 provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue recognition standard (Topic 606) and if certain conditions are met. Upon adoption of the lease accounting standard under Topic 842, the Company expects to adopt this practical expedient, specifically related to its tenant reimbursements which would otherwise be accounted for under the new revenue recognition standard. The Company believes the two conditions have been met for tenant reimbursements as 1) the timing and pattern of transfer of the nonlease components and associated lease components are the same and 2) the lease component would be classified as an operating lease. In addition, ASU No. 2018-11 provides an additional optional transition method to allow entities to apply the new lease accounting standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. An entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new lease accounting standard will continue to be reported under the current lease accounting standards of Topic 840. The Company adopted this transition method upon adoption of the lease accounting standard of Topic 842 on January 1, 2019, which did not have a material impact on the Company’s financial position, results of operations or cash flows.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU 2016-02 is effective for the Company beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its financial statements.
In December 2018, the FASB issued ASU No. 2018- 20, Leases (Topic 842), Narrow-Scope Improvements for Lessors (“ASU No.2018-13”). ASU No. 2018-20 provides clarification for lessors when applying Topic 842. The areas of clarification include sales taxes and other similar taxes collected from lessees, treatment of certain lessor costs and recognition of variable payments for contracts with lease and nonlease components. The amendments in ASU No. 2018-20 affect the amendments in ASU No. 2016-02, which are not yet effective but can be early adopted. The effective date and transition requirements of ASU No. 2018-20 is January 1, 2019 for the Company. All entities are required to apply the amendments in ASU No. 2018-20 to all new and existing leases. The Company adopted ASU No. 2016-02 effective January 1, 2019, which did not have a material impact on the Company’s financial position, results of operations or cash flows.
Note 3. Investments in Unconsolidated Entities
The Company’s investments in unconsolidated entities as of December 31, 2018 are as follows:

Amount
ACA Stadium View Student Housing DST	$5,425,064
ACA Prado, LLC	77,250
ACA Illinois Tier 1 Student Housing DST	206,000
Total	$5,708,314
ACA Stadium View Student Housing DST (“ACA Stadium View”)
On April 23, 2018, the Company acquired its first student housing real estate investment through the acquisition of 5,929.9 non-voting, Class A Beneficial Interests in ACA Stadium View, a Delaware statutory trust formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company ("Stadium View Depositor"). The purchase price for the interests was $5,500,000, which constitutes an approximate 31.5598% interest in ACA Stadium View (see Note 5). Arrimus, the sole member of Stadium View Depositor, and Mr. Ray Wirta, the chairman of our board of directors, have a business relationship through which Mr. Wirta receives financial consideration. Mr. Wirta is also the father of one of Arrimus’ principals. Therefore, the acquisition of the interest in ACA Stadium View was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors.
ACA Stadium View owns a student housing development, known as “Stadium View Suites,” which is located at 1206, 1210, 1214, 1218, and 1222 South Fourth Street, Ames, Iowa, 50010 (the “Stadium View Property”). The unaudited implied value of the Stadium View Property in ACA Stadium View is $43,519,936 after excluding operating reserves of $490,064 and reflecting an existing mortgage loan in the amount of $25,220,000 (the “Loan”). The Company’s interest in the Stadium View Property is equivalent to $13,734,417. The Loan is approximately 58% of the Stadium View Property’s unaudited implied value. The Loan had a remaining term of approximately 9.5 years at the acquisition date, bears interest at the fixed rate of 3.95% per annum, with interest only payments for the remaining term and a principal balance balloon payment due at maturity. ACA Stadium View leases Stadium View Property through a master lease agreement to an operating entity which is the master tenant.
The master tenant rents the Stadium View Property to students who attend Iowa State University, a Big 12 Conference member, and consists of five 4-story apartment buildings and a maintenance facility building. The Stadium View Property has 197 two-, three-, and four-bedroom units with 518 individual tenant beds with average occupancy during the year ended December 31, 2018 of 95%, as reported in the annual report of the property by the property manager. Stadium View Property amenities include a clubhouse, fitness room, study and business lounge, game room, coffee bar, tanning bed, fire pit and barbeque grills. The student lease agreements are generally for a period of one year or less.

The Company has performed a consolidation analysis of its investment in ACA Stadium View in accordance with Accounting Standards Codification 810, Consolidation (Topic 810) as described in the “Variable Interest Entities” section. The Company has determined, as a result of its analysis, that it is not the primary beneficiary of its investment in ACA Stadium View, and therefore has not consolidated the entity. The Company has appropriately accounted for its investment under the equity method of accounting.
The breakdown of the Company’s investment in ACA Stadium View as of December 31, 2018 follows:

Amount
Purchase price	5,500,000
Capitalized acquisition fee to Advisor	412,032
Capitalized legal fees	6,667
Share in loss from investment in unconsolidated entity	(266,837)
Distributions received from investment in unconsolidated entity	(226,798)
Total	$5,425,064
The following is summarized financial information for ACA Stadium View as of December 31, 2018 and for the period from April 23, 2018 to December 31, 2018:

December 31, 2018
Assets:
Real estate investments, net	$39,508,783
Cash, cash equivalents and restricted cash	607,911
Other assets	54,413
Total assets	$40,171,107

Liabilities:
Mortgage notes payable, net	25,000,236
Other liabilities	712,450
Total liabilities	25,712,686
Total shareholders’ equity	14,458,421
Total liabilities and shareholders’ equity	40,171,107

Period from
April 23, 2018 to
December 31, 2018
Total revenue	$1,783,067
Operating expenses:
Depreciation and amortization	1,447,257
Interest expense	700,100
Other expense	481,232
Total expenses	2,628,589
Net loss	$(845,522)
AC Prado, LLC (“AC Prado”)
On September 18, 2018, the Company invested $75,000 to acquire an approximate 0.5% interest in AC Prado, a limited liability company formed under the Delaware Limited Liability Company Act for the purpose of acquiring, operating, holding for long-term appreciation and ultimately selling certain improved real property located at 7114 UTSA Blvd, San Antonio, Texas, commonly known as Prado at University of Texas San Antonio (the “Prado Property”). Arrimus, a related party, is the managing member of AC Prado. Therefore, the acquisition of the interest in AC Prado was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company paid an acquisition fee $2,250 to the Advisor in accordance with the terms of its Advisory Agreement (see Note 5).
Management believes the Prado Property is a Class A student housing property located adjacent to University of Texas at San Antonio. It was built in 2014 and is comprised of 160 units (472 beds) within one four-story building with an attached parking garage. The dwelling units are fully furnished. The Prado Property has various amenities, including a modern clubhouse with media area, game room, coffee bar, community kitchen and study areas. Additionally, it has a 24-hour fitness center, a business center and luxury, resort-style pool with an outdoor grilling station and covered patio area.
The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on AC Prado.
ACA Illinois Tier 1 Student Housing DST (“ACA Illinois”)
On December 24, 2018, the Company invested $200,000 to acquire an approximate 1.0% interest in ACA Illinois, a Delaware statutory trust formed by ACA Illinois Tier 1 Depositor, LLC (“Illinois Depositor”). ACA Illinois acquired certain student housing development, commonly known as 212 East, located at 212 East Green Street, Champaign, Illinois, near the University of Illinois at Urbana-Champaign (the “212 East Property”) in September 2018. The unaudited implied value of the 212 East Property is $52,065,000 after including an existing mortgage loan of $29,900,000. The Company’s interest in the 212 East Property is equivalent to $512,038. Arrimus, a related party, is the sole member of Depositor. Therefore, the acquisition of the interest in ACA Illinois was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company incurred an acquisition fee of $6,000 payable to the Advisor in accordance with the terms of its Advisory Agreement (see Note 5).
Management believes the 212 East Property is a Class A student housing property located in the heart of the Campustown district. It was built in 2017 and is comprised of 110 units (428 beds) within one six-story building and offers 91 parking spaces in a garage that is restricted to resident and retail use. The dwelling units are fully furnished, including smart TVs in every bedroom and living room, in-unit washer and dryer, and full-size beds. The 212 East Property has various amenities, including a state-of-the-art fitness center; shared and private study rooms/lounges; a community lounge with billiards, TVs and a kitchenette; and an outdoor courtyard featuring a fire pit, grilling areas and hammocks. 212 residents also enjoy access to onsite retail space that includes a yoga studio and two restaurants.
The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on ACA Illinois.
Note 4. Unsecured Credit Facility
On March 30, 2018, the Company entered into a one-year credit agreement (the “Line of Credit”) with Pacific Mercantile Bank. Pursuant to the Line of Credit agreement, the Company was provided with a $6,000,000 credit facility with an interest rate equal to 1% over an independent index known as The Wall Street Journal Prime Rate as published in the Wall Street Journal, which had an initial rate of 5.75%. As of December 31, 2018, the interest rate was 6.50% per annum. Interest payments under this facility are due on the 30th day of each month. The Line of Credit, which was scheduled to mature on March 30, 2019, was extended to June 11, 2019 on March 4, 2019. Borrowings under the Line of Credit are personally guaranteed by Mr. Wirta, the Company’s Chairman of the board of directors and a manager of the Sponsor, and Mr. Hofer, the Company’s former Chief Executive Officer and a manager of the Sponsor; who were not compensated for providing such guarantees.
On April 17, 2018, the Company drew the full amount of the facility, which was used primarily to acquire an approximate 31.6% interest in ACA Stadium View (see Note 3). In connection with the credit agreement, the Company incurred $21,500 of deferred financing costs, which are being amortized over the term of the agreement and are included as a component of interest expense in the statement of operations. Pursuant to the terms of the Line of Credit, the Company is subject to certain loan covenants. The Company was in compliance with such covenants as of December 31, 2018.
As of December 31, 2018, the Company had no outstanding borrowings under the Line of Credit. Unamortized deferred financing costs under the Line of Credit as of December 31, 2018 amounted to $5,554 and presented under prepaid and other assets in the Company’s balance sheet. During the year ended December 31, 2018, the Company incurred interest expense of $112,557, which included $15,946 of amortization of deferred financing costs.

Note 5. Related Party Transactions
The Company pays the independent members of its board of directors for services rendered. The total amount paid was $56,000 for the year ended December 31, 2018, which the Company paid by issuing shares of the Company's common stock to the directors in accordance with the terms of its director compensation program.
The Company’s first investment was an approximate 31.6% interest in ACA Stadium View, which was formed by Arrimus which is a related party as described in Note 3 above. Therefore, the acquisition of the Company’s 31.6% interest in the Trust was approved by the conflicts committee of the Company’s board of directors. This acquisition was also approved by the Company’s board of directors with Mr. Wirta recusing himself from voting.
The Company also invested an approximate 0.5% interest in AC Prado. AC Prado’s managing member, AC Prado Manager, LLC, a Delaware limited liability company, and Arrimus, a related party, are under common control and ownership. This acquisition was also approved by the Company’s board of directors with Mr. Wirta recusing himself from voting.
Furthermore, the Company invested an approximate 1.0% interest in ACA Illinois. Arrimus, a related party, is the sole member of Illinois Depositor. The acquisition of the interest in ACA Illinois was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board.
The Company has entered into an advisory agreement (the “Advisory Agreement”) with the Advisor and the Sponsor. The Advisory Agreement entitles the Advisor to specified fees upon the provision of certain services with regard to the investment of funds in real estate investments, the management of those investments, among other services, and the disposition of investments, as well as entitles the Advisor to reimbursement of organization and offering costs incurred by the Advisor or Sponsor on behalf of the Company, such as expenses related to the Offering, and certain costs incurred by the Advisor or Sponsor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. The Sponsor also serves as the sponsor and advisor for Rich Uncles Real Estate Investment Trust I (“REIT I”) and the sponsor of RW Holdings NNN REIT, Inc. (“NNN REIT”). During the year ended December 31, 2018, no business transactions occurred between the Company and REIT I, or NNN REIT, other than described below.
The costs incurred by the Company pursuant to the Advisory Agreement for the year ended December 31, 2018, as well as the related payable or receivable as of December 31, 2018 are included and summarized in the table below. The receivable and payable are presented in the balance sheets as “Due from affiliates” and “Due to affiliates.”

	Year Ended December 31, 2018	December 31, 2018		December 31, 2017
	Incurred	Receivable	Payable	Payable
Expensed:
Asset management fees (1)	$86,853	$—	$86,853	$—
Directors and officers’ insurance reimbursements (2)	3,487	39,418	—	—
Expense reimbursements from Sponsor (3)	(295,190)	12,280	—	—
Capitalized:
Acquisition fees (4)	420,282	—	25,631	—
Reimbursable organizational and offering expenses (5)	225,768	—	715	—
		$51,698	$113,199	$—

(1)
Included in fees to affiliates in the accompanying statements of operations. These fees have been deferred to support the monthly distributions during the start-up of operations. This amount is net of $28,779, which was waived.

(2)	The Sponsor adjusted the allocation of the cost of directors and officers insurance resulting in a refund to the Company which was paid after December 31, 2018.

(3)
Includes payroll costs related to Company employees that answer questions from prospective stockholders. See “Investor Relations Payroll Expense Reimbursement from Sponsor” below. The Sponsor has agreed to reimburse the Company for these investor relations payroll costs which the Sponsor considers to be offering expenses in accordance with the Advisory Agreement. The receivables related to these costs are reflected in “Due from affiliates” in the balance sheets.

(4)	The acquisition fee of $420,282 includes $142,035 which our Sponsor has agreed to defer to support distributions.

(5)
As of December 31, 2018, the Sponsor had incurred $1,471,872 of organizational and offering expenses on behalf of the Company. However, the Company is only obligated to reimburse the Sponsor to the extent of 3% of gross offering proceeds, which was $225,768 for the period ended December 31, 2018. The Company had reimbursed the Sponsor for $225,053 as of December 31, 2018 and $715 was payable to the Sponsor and is reflected in “Due to affiliates” in the balance sheets.

The following summarizes all compensation and fees that the Company will pay the Advisor, Sponsor and their affiliates. The board of directors, including a majority of the conflicts committee (comprised of all of the Company’s independent directors), has the right to change the compensation arrangements with the Advisor or Sponsor in the future without the consent of the Company’s stockholders.
Organization and Offering Costs
The Company is obligated to reimburse the Sponsor or its affiliates for organizational and offering expenses (as defined in the Advisory Agreement) paid for by the Sponsor on behalf of the Company. The Company will reimburse the Sponsor for organizational and offering expenses up to 3.0% of gross offering proceeds. The Sponsor and affiliates will be responsible for any organizational and offering expenses to the extent they exceed 3.0% of gross offering proceeds. To the extent such organization and offering expenses are initially borne by the Company, the Sponsor will reimburse the Company for such expenses. Such expenses are then included in the organizational and offering expenses for which the Sponsor is entitled to reimbursement, subject to a maximum of 3.0% of gross offering proceeds. As of December 31, 2018, the Sponsor has incurred organizational and offering expenses in excess of 3.0% of the gross offering proceeds received by the Company. To the extent the Company has more gross offering proceeds from future stockholders, the Company will be obligated to reimburse the Sponsor. As the amount of future gross offering proceeds is uncertain, the amount the Company will be obligated to reimburse to the Sponsor is uncertain. As of December 31, 2018, the Company has reimbursed the Sponsor $225,053 in organizational and offering costs. The Company’s maximum liability for organizational and offering costs through December 31, 2018 was $225,768, of which $715 was payable as of December 31, 2018 and is included in “Due to affiliates” in the balance sheet.
Investor Relations Payroll Expense Reimbursement from Sponsor
The Company employs investor personnel that answer inquiries from potential investors regarding the Company and/or its Offering. The payroll expense associated with the investor relations personnel is reimbursed by the Sponsor. The Sponsor considers these payroll costs to be offering expenses. The payroll expense reimbursements from the Sponsor for the year ended December 31, 2018 were $295,190.
Acquisition Fee
The Company will pay the Advisor acquisition fees in the amount equal to 3.0% of the costs of each investment. The total of all acquisition fees and acquisition expenses shall be reasonable and shall not exceed 6.0% of the contract price of the property. However, a majority of the directors (including a majority of the conflicts committee) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company. For the year ended December 31, 2018, the Company incurred $420,282 of acquisition fees of which $6,000 was payable as of December 31, 2018.
Asset Management Fee
The Company will pay the Advisor and its affiliates asset management fees in the amount equal to 0.1% of the total investment value of the assets monthly. For purposes of this fee, “total investment value” means, for any period, the total of the aggregate book value of all of the Company’s assets, including assets invested, directly or indirectly, in properties, before deducting depreciation or bad debts or other similar non-cash items.
During the Company’s Offering stage, the Advisor may elect, in its sole discretion, to defer all or any portion of its monthly Asset Management Fee to support distributions. The total amount of asset management fees incurred during the year ended December 31, 2018 was $86,853, which was deferred. This amount excludes $28,779 of asset management fees which were waived. As a result, asset management fees payable at December 31, 2018 was $86,853, which was deferred and included in due to affiliate in the balance sheets.

Financing Coordination Fee
Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if the Advisor provides a significant amount of the services in connection with the financing or refinancing of any debt that the Company obtains relative to properties, the Company will pay the Advisor or its assignees a financing coordination fee equal to 1.0% of the amount of such financing.
Disposition Fee
For significant assistance in connection with the sale of properties, the Company will pay the Advisor or its affiliates an amount equal to 3.0% of the contract sales price of each property sold; provided, however, that if in connection with such disposition, commissions are paid to third parties unaffiliated with the Advisor or its affiliates, the disposition fees paid to the Advisor, its affiliates and unaffiliated third parties may not exceed 6.0% of the contract sales price.
Liquidation Fee
The Company will pay the Advisor a liquidation fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 30.0% of the increase in the resultant value per share compared to the Highest Prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the Preferred Return, pro-rated for the year in which the liquidation event occurs.
Operating Expenses
Unless the Company’s conflicts committee and directors make a finding, based on nonrecurring and unusual factors which they deem sufficient, that a higher level of expenses is justified for a period, the Company will not reimburse the Advisor and its affiliates for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2.0% of average invested assets or (ii) 25.0% of net income other than any additions to depreciation, bad debt or other similar noncash items and excluding any gain from the sale of assets for that period. In the event that annual operating expenses exceed these limits as of the end of a six-month calendar period (for the 12-months then ended) the directors must, within 60 days after the end of such six-month period, inform the stockholders of the factors the directors considered in arriving at the conclusion that such higher operating expenses were justified. If the directors do not determine the higher expenses were justified for the period, they must cause the Advisor, Sponsor and affiliates to reimburse the Company to the extent these limitations were exceeded. Additionally, the Company will not reimburse the Advisor, Sponsor and affiliates for personnel costs in connection with services for which any of them receives acquisition fees or disposition fees.
Subordinated Participation Fee
The Company will pay the Advisor or an affiliate a subordinated participation fee calculated as of December 31 of each year and paid (if at all) in the immediately following January. The subordinated participation fee is only due if the Preferred Return, as defined, is achieved and is equal to the sum of (using terms as defined in the Advisory Agreement):

(i)
30% of the product of (a) the difference of (x) the Preliminary NAV per share minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus

(ii)
30% of the product of: (a) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, exceed the Preferred Return, multiplied by (b) the weighted average number of shares outstanding for the annual period calculated on a monthly-basis.

Note 6. Commitments and Contingencies
Economic Dependency
The Company depends on the Sponsor and the Advisor for certain services that are essential to the Company, including the sale of the Company’s shares of common stock, the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Legal Matters
From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
Other Information
As disclosed in the Company’s Offering Circular, the SEC is conducting a non-public fact-finding inquiry regarding REITs that are affiliated with the Sponsor. While the Company is not a formal named party in this inquiry, information has been provided by the Sponsor relating to the Company’s “testing the waters” announcements that were published prior to the commencement of its public stock offering. The SEC’s inquiry into the Sponsor’s REIT affiliates remains ongoing and, if asked, the Company intends to provide the SEC with requested information. The Company is unable to predict the likely outcome of the inquiry or determine whether such outcome will have any potential material impact on the Company.
Note 7. Subsequent Events
The Company evaluates subsequent events up until the date the financial statements are issued.
Distributions
Distributions subsequent to December 31, 2018 were as follows:

Distribution Period	Rate Per Share Per Day	Declaration Date	Payment Date
January 1-31	0.00080645	December 21, 2018	February 21, 2019
February 1-28	0.00089286	January 31, 2019	March 21, 2019
March 1-31	0.00080645	February 27, 2019	April 16, 2019
April 1-30	0.00082190	March 28, 2019	May 21, 2019 (1)
May 1-31	0.00082190	March 28, 2019	June 21, 2019 (1)
June 1-30	0.00082190	March 28, 2019	July 22, 2019 (1)

(1)	Expected payment date.
Offering Status
Through March 31, 2019, the Company had sold 1,968,005 shares of the Company’s common stock pursuant to the Offering for aggregate gross offering proceeds of $9,840,025, which included 39,865 shares of common stock sold under its SRP Offering for aggregate gross proceeds of $199,301. Excluded from the 1,968,005 shares of common stock were 200 shares of common stock purchased by the Sponsor before the Offering for an aggregate purchase price of $1,000.
On April 16, 2019, the Company temporarily suspended the Offering of its common stock and deferred any capital inflow until it announces its next target property acquisition, which is currently expected to occur within 30 days, and during which time an annual renewal filing of its offering circular will be submitted to the SEC for qualification.
Shareholder Repurchase Program
On March 28, 2019, the board of directors of the Company approved an amendment to the Company’s SRP Program that increased the limitation on the number of shares that the Company can repurchase from 5% of the weighted average number of shares of common stock outstanding during the prior calendar year to 20% of the weighted average number of shares of common stock outstanding during the prior 12 months.
Through March 31, 2019, the Company had repurchased 54,418 shares of common for $272,092.

Investment in Real Estate Entities
On March 15, 2019, the Company invested $132,000 to acquire an approximate 1.0% interest in AC Villas, LLC (“AC Villas”), an affiliate of Arrimus. AC Villas acquired a student housing development which is located at 800 West 26th Street, Austin, Texas, ¼ mile from the University of Texas campus (“Villas on 26th Property”). Arrimus, is a related party; therefore, the acquisition of the interest in ACA Villas was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors.
Villas on 26th Property is a Class A student housing property built in 2014 and is comprised of 49 units with three - to six - bed layouts (182 beds) within one five - story building with ample subterranean parking. The dwelling units are fully furnished, including Polk audio surround sound systems, Apple TVs and 60” flat screens in every living room, stainless steel appliances, full sized washer/dryers, wood flooring and walk-in closets. Villas on 26th Property has various amenities, including a 24-hour fitness center, live feed security cameras throughout and a large hot tub on the mezzanine level. Villas on 26th residents also enjoy access to nearby various retail spaces.
Subsequent to December 31, 2018, the Company received distributions from investees ACA Stadium View, ACA Prado and ACA Illinois of $120,618, $1,783 and $3,106, respectively.

ITEM 8. EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

2.2*	Articles of Amendment (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A/A, filed on March 22, 2018)

2.3*	Articles of Amendment (incorporated by reference to Exhibit 2.3A to the Company’s Offering Statement on Form 1-A/A, filed on December 14, 2018)

2.4*	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

3*	Distribution Reinvestment Plan (incorporated by reference to a copy thereof filed as Appendix B to the Company’s Offering Circular pursuant to Rule 253(g)(2) on April 17, 2018)

4*	Form of Investment Form and Subscription Agreement (incorporated by reference to a copy thereof filed as Appendix A to the Company’s Offering Circular pursuant to Rule 253(g)(2) on April 17, 2018)

6.1*
Advisory Agreement between Brix Student Housing REIT, Inc., Brix Student Housing Operator, LLC and BrixInvest, LLC (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

6.2*	Conflicts Committee Charter (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

11.1**	Consent of Squar Milner LLP

15*	Offering Circular (incorporated by reference to a copy thereof filed with Amendment No. 1 to Form 1-A POS pursuant to Rule 253(g)(2) on April 18, 2019)

*	Previously filed.

**	Filed herewith.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ AARON S. HALFACRE
Aaron S. Halfacre
Chief Executive Officer
April 26, 2019
Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ AARON S. HALFACRE	Chief Executive Officer and Director	April 26, 2019
Aaron S. Halfacre	(principal executive officer)

/s/ RAYMOND J. PACINI	Chief Financial Officer	April 26, 2019
Raymond J. Pacini	(principal financial officer)

/s/ SANDRA G. SCIUTTO	Chief Accounting Officer,	April 26, 2019
Sandra G. Sciutto	(principal accounting officer)

/s/ RAYMOND E. WIRTA	Director	April 26, 2019
Raymond E. Wirta

/s/ JEFFREY CYR	Director	April 26, 2019
Jeffrey Cyr

/s/ CAROLINE B. HARKINS	Director	April 26, 2019
Caroline B. Harkins

/s/ JEFFREY RANDOLPH	Director	April 26, 2019
Jeffrey Randolph